EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/5/2015	9/6/2014
Earnings:
Income before income taxes (a)	$5,491	$6,976
Unconsolidated affiliates’ interests, net	(76)	(100)
Amortization of capitalized interest	5	4
Interest expense (b)	653	625
Interest portion of rent expense (c)	162	157
Earnings available for fixed charges	$6,235	$7,662

Fixed Charges:
Interest expense (b)	$653	$625
Capitalized interest	5	5
Interest portion of rent expense (c)	162	157
Total fixed charges	$820	$787

Ratio of Earnings to Fixed Charges (d)	7.60	9.73

(a) Income before income taxes for the 12 and 36 weeks ended September 5, 2015 includes a pre-tax charge of $1.4 billion related to our change in accounting for our investments in our wholly-owned Venezuelan subsidiaries and our beverage joint venture.
(b)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.
(c)   One-third of rent expense is the portion deemed representative of the interest factor.
(d)   Based on unrounded amounts.